April 27, 2018

Melissa Raminpour

Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Autoliv, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 22, 2018

File No. 001-12933

Dear Ms. Raminpour:

We hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission, as set forth in the Staff’s letter of comments dated April 11, 2018 (the “Comment Letter”), to the above referenced filing of Autoliv, Inc. (the “Company”). The Company has filed, via EDGAR, this letter (tagged Correspondence).

The Company has the following responses to the Staff’s comments in the Comment Letter. For your convenience, we have reproduced in italics below each comment from the Comment Letter with the response following.

Form 10-K for the Year Ended December 31, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Items Affecting Comparability, page 36

1.	We note from footnote 1 that your reconciliation adjusts the listed GAAP measures for capacity alignments and antitrust measures during 2015-2017, separation of your business segments (2017), and goodwill impairment (2017). Please revise to separately present each adjustment to your GAAP measures rather than disclosing them on an aggregate basis. Your reconciliations within your earnings release furnished on Form 8-K should be similarly revised.

RESPONSE:

We acknowledge the Staff’s comment and confirm that in future filings, beginning with our Earnings Release furnished with the Company’s Current Report on Form 8-K for the quarter ended March 31, 2018, and to the extent non-GAAP measures are included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 or our Annual Report on Form 10-K for the year ended December 31, 2018, we will separately present each adjustment to the GAAP measures rather than disclosing them on an aggregate basis.

United States Securities and Exchange Commission

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Risk, page 57

2.	Please clarify your statement in the first sentence of the second paragraph that a one percentage point interest rate increase would reduce net interest expense. It is unclear why an increase in rates would decrease expense. Please advise.

RESPONSE:

This conclusion is based on our capital structure as of December 31, 2017 where our gross fixed-rate debt was $1,321 million out of total debt of $1,341 million. Thus, a change in the interest rate environment (i.e., an increase in baseline rates) would not have a notable impact on the Company’s interest expense.

As of December 31, 2017, the Company had $960 million in cash and cash equivalents that were subject to a floating interest rate. We calculated approximately $900 million of the $960 million would be affected if interest rates increased and we therefore concluded an interest rate increase would have a positive impact on our interest income.

Taking the cash and cash equivalents level of $900 million (which is primarily subject to floating interest rates) minus the portion of local debt carrying floating interest rates, we estimated that a one-percentage point interest rate increase would increase interest income and thereby reduce net interest expense by approximately $9 million, both in 2018 and 2019.

In future filings we will, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, to the extent applicable, provide additional information as described above so as to clarify how the interest rate increase reduced our net interest expense.

Calculation of Leverage Ratio (Dollars in Millions), page 58

3.	We note your reconciliation of EBITDA for purposes of your leverage ratio calculation begins with income before income taxes. Please be advised earnings is intended to represent net income as presented on the statement of operations under GAAP. In this regard, please revise to begin your EBITDA reconciliation with net income. Refer to Question 103.01 of the updated Compliance and Disclosure Interpretations with respect to Non-GAAP Financial Measures issued on May 17, 2016 for further guidance. Your reconciliation within your earnings release furnished on Form 8-K should be similarly revised.

RESPONSE:

We acknowledge the Staff’s comment and confirm that in future filings, beginning with our Earnings Release furnished with the Company’s Current Report on Form 8-K for the quarter ended March 31, 2018 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, we will begin our EBITDA reconciliations with net income in accordance with Question 103.01 of the updated Compliance and Disclosure Interpretations.

United States Securities and Exchange Commission

Financial Statements

Notes to Consolidated Financial Statements

3. Fair Value Measurements

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis, page 77

4.	Please revise to present your disclosures related to the fair-value measurements of assets and liabilities measured on a non-recurring basis in a tabular format as required by ASC 820-10-50-8.

RESPONSE:

We acknowledge the Staff’s comment and confirm that in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended March 31, 2018, we will present disclosures related to the fair-value measurements of assets and liabilities measured on a non-recurring basis in a tabular format as required by ASC 820-10-50-8.

If you have any questions please do not hesitate to contact me.

Sincerely,

/s/ Mats Backman
Mats Backman
Chief Financial Officer

Cc:	Lars Sjöbring, Group Vice President for Legal Affairs, General Counsel and Secretary, Autoliv, Inc.

Dennis O. Garris, Alston & Bird LLP